UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-24792

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04-01-2022 (MM/DD/YY) AND ENDING 03-31-2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KW SECURITIES INCORPORATED

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 LARKSPUR LANDING CIRCLE, STE 200
(No. and Street)

LARKSPUR (City) CA (State) 94939 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LAWRENCE A KRAUSE (Name) 415-925-4310 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROPPER ACCOUNTANCY CORPORATION
(Name – if individual, state last, first, and middle name)

2700 YGNATIO VALLEY RD, STE 270 (Address) WALNUT CREEK (City) CA (State) 94598 (Zip Code)

(Date of Registration with PCAOB)(if applicable) PCAOB 3381 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, LAWRENCE A KRAUSE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KW SECURITIES INCORPORATED, as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GEOFFREY BRUNELL
Notary Public - California
Marin County
Commission # 2431319
My Comm. Expires Dec 17, 2026

Signature: [signature]

Title: PRESIDENT

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KW SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MARCH 31, 2023

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of KW Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KW Securities, Inc. as of March 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KW Securities, Inc. as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KW Securities, Inc.'s management. Our responsibility is to express an opinion on KW Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KW Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I Computation of Net Capital under Rule15c3-1 of the Securities and Exchange Commission and Schedule II Computation For Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of KW Securities, Inc.'s financial statements. The supplemental information is the responsibility of KW Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as KW Securities, Inc.'s auditor since 2018.
Walnut Creek, California
June 23, 2023

KW Securities Corporation
Statement of Financial Condition
March 31, 2023

Assets

Cash	$	77,747
Deferred income tax		2,706
	$	80,453

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable		20,343
Total liabilities		20,343
Stockholder's equity:		
Common stock, $1 par value: Authorized: 500,000 shares; Issued and outstanding: 4,500 shares		4,500
Retained earnings		55,610
Total stockholder's equity		60,110
Total liabilities and stockholder's equity	$	80,453

The accompanying notes are an integral part of these financial statements

KW Securities Corporation
Statement of Operations
Year Ended March 31, 2023

Revenues:	
Other - Tax refund	49
Total revenues	49
Expenses:	
Professional fees	8,687
Clearing and brokerage	2,370
Regulatory fees	3,000
Rent	6,000
Licenses, fees and other	868
Total expenses	20,925
Income before provision for income taxes	(20,876)
Provision for income taxes	-
Net income	$ (20,876)

The accompanying notes are an integral part of these financialo statements

KW Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2023

	Capital Stock Common Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount		
Balances, March 31, 2022	4,500	$ 4,500	$ 64,765	$ 69,265
Contributions, net	-	-	11,721	11,721
Net income	-	-	(20,876)	(20,876)
Balances, March 31, 2023	4,500	$ 4,500	$ 55,610	$ 60,110

The accompanying notes are an integral part of these financial statements

KW Securities Corporation
Statement of Cash Flows
Year Ended March 31, 2023

Cash flows from operating activities:	
Net income	$ (20,876)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	50,364
Increase in accounts payable	20,343
Decrease in commissions receivable	-
Decrease in deferred tax asset	-
Decrease in clearing accounts	-
	70,707
Net cash provided by operating activities	49,831
Cash flows from financing activities:	
Owner contributions, net	11,721
Net cash provided by (used in) financing activities	11,721
Net increase in cash	61,552
Cash, beginning of year	16,195
Cash, end of year	$ 77,747
Income taxes	$ -
Interest Expense	$ -

The accompanying notes are an integral part of these financial statements

1. Summary of Business and Significant Accounting Policies

Business

KW Securities Corporation (the "Company") is a California corporation formed in 1980. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Method of Accounting

The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States, and uses the cash method of accounting for income tax purposes.

Cash

The Company maintains its cash in bank deposit accounts which did not exceed the federally insured limit of $250,000 at March 31, 2023. The Company has not experienced any losses in such accounts.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade-date basis as reported by the mutual fund or the variable annuity sponsor. Commission revenues primarily included commissions and fees earned from registered investment companies and life insurance companies for sales of mutual fund shares and variable annuities as stated on the Statement of Income as Direct Commissions.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. and is included in the consolidated income tax returns filed by its parent company. A portion of the consolidated income tax liability is allocated to the Company, as if the Company had filed separate income tax returns. The Company has recorded a deferred tax asset in the amount of $2,706. See Note 4-Related Party Transactions for additional information.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2017.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

1. Summary of Significant Accounting Policies (continued)

Subsequent Event

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the Report of Independent Registered Public Accounting Firm. The Company has determined that there were no events which took place that would have a material impact on its financial statements.

2. Indemnifications

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant to such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2023, the Company had net capital of $57,404 which was $32,404 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was .35 to 1.

4. Related Party Transactions

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. (the "Parent") and has entered into an expense-sharing agreement with the Parent whereby the Company reimburses the Parent for a pro-rata share of overhead expenses allocable to its operations. During the year ended March 31, 2023, The Company recorded contributions from the Parent of cash and debt forgiveness totaling $56,876. This included $36,464 of shared expenses paid for by the Parent. The Company also distributed $45,155 to the Parent. Ther net contribution from the parent during the year was $11,721.

5. SIPC Reconciliation

SEA Rule 17a-5€(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5€(4) because it is reporting less than $500,000 in gross revenues.

6. Commitments and Contingencies

The Company is unaware of any material commitments or contingencies that would materially affect the Company financials at March 31, 2023 and through the date of this report.

SUPPLIMENTARY INFORMATION

KW Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2023

SCHEDULE I

Computation of Net Capital

Stockholder's Equity		$ 60,110
Non-allowable:		
Deferred tax asset		(2,706)
Net Allowable Capital		$57,404

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 1,357	
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	25,000	
Net Capital Requirement		25,000
Excess Net Capital		$ 32,404

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 20,343
Percentage of Aggregate Indebtedness to Net Capital	35.44%
Net Capital Computed on FOCUS IIA as of March 31, 2023	$ 57,404
Adjustments:	
	0
Net Capital per financial statements	$ 57,404

KW Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2023

SCHEDULE II

Computation For Determination of Reserve Requirements and Information
Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Not Applicable – See Exemption Report

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of KW Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KW Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.17a-5 for the year ended March 31, 2023, relying on SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, because the Company did not have any customers and did not maintain a clearing arrangement with another broker dealer throughout the most recent fiscal year without exception.

KW Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KW Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, relying on SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
June 23, 2023

KW Securities Corporation's Exemption Report

KW Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3,and
>
> The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company did not have any customers and did not maintain a clearing arrangement with another broker dealer throughout the most recent fiscal year without exception.

KW Securities Corporation

I, Lawrence A Krause, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Lawrence A Krause

Lawrence A Krause,
President

June 22, 2023

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
KW Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2023. Management of KW Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
June 23, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 03-31-23

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

24972 FINRA MAR

KW SECURITIES INCORPORATED
100 LARKSPUR LANDING CIRCLE STE 200
LARKSPUR, CA 94959

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN DURDEN 925-447-7660

2.	A. General Assessment (item 2e from page 2)	$(3.56)
	B. Less payment made with SIPC-6 filed (**exclude interest**) ________ Date Paid	( )
	C. Less prior overpayment applied	(196.60)
	D. Assessment balance due or (overpayment)	(200.16)
	E. Interest computed on late payment (see instruction E) for______days at 20% per annum	
	F. Total assessment balance and interest due (or overpayment carried forward)	$(200.16)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KW SECURITIES INCORPORATED
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

FINANCIAL PRINCIPAL
(Title)

Dated the 3 day of JUNE, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04-01-22
and ending 03-31-23

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,370
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,370
2d. SIPC Net Operating Revenues	$(2,370)
2e. General Assessment @ .0015	$(3.56)

(to page 1, line 2.A.)